UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ESPERANZA SILVER CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29664T 10 2

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /           Rule 13d-1(b)
/x/           Rule 13d-1(c)
/  /           Rule 13d-1(d)

CUSIP No. 29664T 10 2	Page 2 of 5

1	NAME OF REPORTING PERSON Silver Standard Resources Inc. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) ___
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 6,459,600
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,459,600
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,459,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.38%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 29664T 10 2	Page 3 of 5

Item 1(a).        Name of Issuer:

Esperanza Silver Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

Suite 300 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2
(a). - (c). Name, Principal Business Address and Citizenship of Person Filing:

Silver Standard Resources Inc.
Suite 1400 - 999 West Hastings Street
Vancouver, British Columbia, Canada  V6C 2W2
Citizenship:  Canadian

Item 2(d).        Title of Class of Securities:

Common Shares

Item 2(e).        CUSIP Number:

29664T 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.
(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) / / Investment company registered under Section 8 of the Investment Company Act.
(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 29664T 10 2	Page 4 of 5

Item 4.            Ownership.

The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

Percentage ownership based on 56,767,221 Common Shares outstanding at December 31, 2010. The reporting person owns 6,459,600 Common Shares of the Issuer.

Item 5.            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.            Identification and Classification of Members of the Group.

Not Applicable

Item 9.            Notice of Dissolution of Group.

Not Applicable

Item 10.          Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29664T 10 2	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           January 20, 2011                                                      Silver Standard Resources Inc.

By:   /s/ Guy Davis
                    Guy Davis, Assistant Corporate Secretary